Exhibit 99.1

Press Release

For Immediate Release

November 4th 2014

Markit announces retirement of

Tim Ryan from its board of directors

London and New York, NY – Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced the retirement of Thomas Timothy Ryan, Jr., a Class II director, from its board of directors, effective November 1st 2014. Mr. Ryan has served on Markit’s board since September 2013.

Lance Uggla, chairman and chief executive officer of Markit, said: “The Board sincerely thanks Tim for his contributions during his tenure with the company. He provided important professional insight to the Board and the management team during our launch as a public company. We wish him well in his future endeavours.”

-Ends-

Media enquiries, please contact:

Teresa Chick

Markit

Managing Director, Corporate Communications

Telephone: +44 (0)20 7260 2094

Email: teresa.chick@markit.com

Ed Canaday

Markit

Director, Corporate Communications

Telephone: +1 646 679 3031

Email: ed.canaday@markit.com

Investor enquiries, please contact: Matthew Kolby Markit Managing Director, Investor Relations Telephone: +1 646 679 3140 Email: ir@markit.com

Notes to Editors

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,000 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

Markit Ltd.